
August 3, 2017

Chad Kolean
Vice President and Chief Financial Officer
Cellectar Biosciences, Inc.
3301 Agriculture Drive
Madison, WI 53716

Re: Cellectar Biosciences, Inc.
      Preliminary Proxy Statement on Schedule 14A
      Filed July 26, 2017
      File No. 001-36598

Dear Mr. Kolean:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                                          Division of Corporation Finance
                                                          Office of Healthcare & Insurance

cc: Sarah Fortt, Vinson & Elkins LLP